Filed Pursuant to Rule 424(b)(2)
File No. 333-195697

Title of Each Class of Securities Offered	Amount to be Registered(1)	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Subordinated Medium Term Notes, Series O, Fixed Rate Notes	CAD 1,000,000,000	100.00%	CAD 1,000,000,000	$97,043.59

(1)	The $835,142,809.42 Amount to be Registered is based on the May 13, 2015 Canadian Dollar/U.S. Dollar rate of exchange of CAD 1.1974/U.S. $1.

(2)

The total registration fee of $97,043.59 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 12 dated May 13, 2015

(to Prospectus Supplement dated May 30, 2014

and Prospectus dated May 5, 2014)

WELLS FARGO & COMPANY

Subordinated Medium-Term Notes, Series O, Fixed Rate Notes

3.874% Subordinated Medium-Term Notes, Series O, due 2025

Specified Currency:

We will make payments on the notes in Canadian dollars (“CAD”). If CAD are unavailable, we will make payments on the notes in U.S. dollars. See “Description of Debt Securities—Interest and Principal Payments—Unavailability of Foreign Currency” and “Risk Factors—Foreign Currency Risks—Exchange Rates and Exchange Controls May Affect Securities’ Value Or Return—Alternative Payment Currency Used If Payment Currency Becomes Unavailable” in the accompanying prospectus and “Exchange Rate Agent” below.

Aggregate Principal Amount Offered:	CAD 1,000,000,000

Trade Date:	May 13, 2015

Original Issue Date (T+5):	May 21, 2015; due to the occurrence of a non-business day in Canada.

Stated Maturity Date:

May 21, 2025; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in CAD equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Interest Rate:	3.874%

Yield:	3.874%

Interest Payment Dates:

Each May 21 and November 21, commencing November 21, 2015, and at maturity. If any scheduled interest payment date is not a business day, interest will be paid on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the stated maturity date or a redemption date, if applicable, is not a business day, payments on the notes will be made on the next business day, but interest on that payment will not accrue during the period from and after the stated maturity date or redemption date, if applicable. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the original issue date and end on and include November 20, 2015.

Record Dates:	The record date for any interest payment date is the date immediately prior to that interest payment date, whether or not that day is a business day.

Day Count Convention:

Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is shorter than a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from May 21, 2015

Agent Discount (Gross Spread):	0.40%

All-In Price (Net of Agent Discount):	99.60%, plus accrued interest, if any, from May 21, 2015

Net Proceeds:	CAD 996,000,000

Business Day:

Any day, other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation or executive order to close in Toronto, Ontario, Canada and New York, New York, United States.

Denominations:	The notes will be denominated in Canadian dollars with minimum denominations of CAD 5,000 and integral multiples of CAD 1,000 in excess thereof. Payments on the notes will be made in Canadian dollars.

Payment of Additional Amounts:

We will pay additional amounts on the notes as provided under, and subject to the exemptions and limitations described under, “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Tax Redemption:

At our option, we may redeem the notes, in whole, but not in part, in the event we become or will become obligated to pay any additional amounts (referred to herein as a “tax event”) as described under “Description of Debt Securities—Payment of Additional Amounts” and “—Tax Redemption” in the accompanying prospectus. If the notes are redeemed, the redemption price shall be 100% of the principal amount of the redeemed notes plus any accrued but unpaid interest to, but excluding, the redemption date. Any redemption of the notes due to the occurrence of a tax event is subject to the prior approval of the Federal Reserve Board or other appropriate federal banking agency.

Paying Agent, Authenticating Agent and Security Registrar:

The paying agent, authenticating agent and security registrar for the notes is BNY Trust Company of Canada, acting through its corporate trust office at 320 Bay Street, 11th Floor, Toronto, Ontario, Canada M5H 4A6.

Depositary:

The notes will be held in global form by CDS Clearing and Depository Services Inc. (“CDS”), as depositary, and will be registered in the name of CDS & CO., as nominee of CDS. See “Additional Terms of the Notes” below.

Exchange Rate Agent:

If CAD are unavailable for a payment on the notes due to circumstances beyond our control, such as the imposition of exchange controls, a disruption in the currency markets or if CAD are no longer used by the Canadian government or by public institutions within the international banking community for the settlement of transactions, we will make payments on the notes, if any, in U.S. dollars. See “Description of Debt Securities—Interest and Principal Payments—Unavailability of Foreign Currency” in the accompanying prospectus. We will appoint an Exchange Rate Agent in the event we are entitled to make payments on the notes in U.S. dollars and will notify you of such appointment.

Subordination:

The notes will rank equally with all of our other subordinated notes and, together with such other subordinated notes, will be subordinated to all of our existing and future Senior Debt, as defined under “Description of Debt Securities—Subordination” in the accompanying prospectus. In addition, holders of the notes may be fully subordinated to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation or similar proceeding. As of March 31, 2015, on a non-consolidated basis, Wells Fargo & Company had approximately U.S.$76.4 billion of Senior Debt outstanding, excluding obligations under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts. In addition, Wells Fargo & Company was obligated on such date under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts to which the notes will be subordinated pursuant to the terms of the subordinated indenture.

See “Description of Notes” and “Risk Factors” in the accompanying prospectus supplement and “Description of the Debt Securities—Subordination” in the accompanying prospectus for additional information regarding subordination.

Listing:	None

		Principal Amount

Agents (Bookrunners):	RBC Dominion Securities Inc.	CAD 300,000,000
	Wells Fargo Securities, LLC	300,000,000
	BMO Nesbitt Burns Inc.	150,000,000
	TD Securities Inc.	150,000,000

Agents (Junior Co-Managers):	CIBC World Markets Inc.	25,000,000
	Desjardins Securities Inc.	25,000,000
	National Bank Financial Inc.	25,000,000
	Scotia Capital Inc.	25,000,000

	Total:	CAD1,000,000,000

Plan of Distribution:

On May 13, 2015, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.60%, plus accrued interest, if any, from May 21, 2015. The purchase price equals the issue price of 100.00% less a discount of 0.40% of the principal amount of the notes.

Certain U.S. Federal Income Tax Consequences:	Tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP/ISIN:	949746RQ6/CA949746RQ67

Additional Terms of the Notes

The notes will be issued as fully-registered, book-entry global securities which will be deposited with, or on behalf of, CDS and registered, at the request of CDS, in the name of CDS & CO. The notes will settle in immediately available funds through CDS. You will not be permitted to withdraw the notes from CDS except in accordance with CDS rules and procedures. You may hold interests in a global security through organizations that participate, directly or indirectly, in the CDS system.

For as long as the notes are maintained in book-entry form at CDS, CDS or its nominee will be the registered owner of the notes for all purposes and all payments on the notes will be made to CDS and payments to beneficial owners of notes will be made in accordance with CDS procedures. Consequently, you will need to look to CDS and its participants through which you own your interest in the notes for any payment or to exercise any rights in respect of the notes. We have no responsibility for the actions of CDS or its participants, and your ability to receive payments or exercise any rights in respect of the notes will be subject to their procedures.

Definitive notes will be issued in fully registered form to beneficial holders or their nominees, other than CDS or its nominee, only if: (i) we are required to do so by law; (ii) the book-entry only system ceases to exist; (iii) we determine that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and we are unable to locate a qualified successor, (iv) at our option we elect to terminate the book-entry only system through the CDS; or (v) an event of default under the indenture with respect to the notes has occurred and is continuing.

CDS is Canada’s national securities depository, clearing and settlement hub, supporting Canada’s equity, fixed income and money markets. Functioning as a service utility for the Canadian financial community, CDS provides a wide variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants include banks, investment dealers and trust companies and may include certain of the Agents. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS participant. Transfers of ownership and other interests in notes in CDS, including cash distributions, may only be processed through CDS participants and will be completed in accordance with existing CDS rules and procedures. CDS is headquartered in Toronto and has offices in Montreal, Vancouver and Calgary. CDS is a subsidiary of The Canadian Depository for Securities Limited, part of TMX Group Limited. It is affiliated with CDS Inc., which provides services to the Canadian Securities Administrators, and CDS Innovations Inc., a commercial marketer of CDS information products such as CDS Bulletins and entitlements information.

You may elect to hold interests in the notes outside Canada through Clearstream and Euroclear, if you are a participant in those systems, or indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through securities accounts in Clearstream’s and Euroclear’s names on the books of their respective sub-custodians. The interests are ultimately held through a CDS participant that acts as sub-custodian for Euroclear or Clearstream, as applicable.

Cross-market transfers between persons holding directly or indirectly through CDS participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counter-party in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian sub-custodian to take action to effect final settlement on its behalf by delivering or receiving notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Clearstream participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian sub-custodians.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a CDS participant may be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Clearstream participants or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a CDS participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in CDS.

5